Filed by Tully’s Coffee Corporation

(Commission File No. 000-26829)

Pursuant to Rule 425 under the Securities

Act of 1933 and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange

Act of 1934

The following information was included within a press release issued by Tully’s Coffee Corporation on March 26, 2004:

Q & A regarding Possible Integration of

Tully’s Coffee Corporation (“Tully’s”) and Tully’s Coffee Japan (“TCJ”)

Q.	What kind of transaction is contemplated?

A.      No specific type of transaction has been agreed upon. The parties are at an early stage of discussions and are still looking at possible alternatives.

Q.	Why are you considering an integration or combination?

A.      Tully’s board of directors and management regularly assess alternative strategies for growing the company and for maximizing shareholder value. Tully’s is considering a transaction with TCJ as one possible path to achieving these goals. The two parties have a long and favorable relationship. TCJ is Tully’s largest licensee and has had considerable success in Japan. We are looking at a possible transaction in light of this history and experience.

Q.	What will Tully’s shareholders get in the event of this integration/combination?

A.      This has not been determined in these early stages of discussions. The Tully’s board is committed to acting in the best interests of the Company and would undertake a combination only if it made sense for Tully’s and its shareholders.

Q.	Who will run the company if there is an integration/combination?

A.      Again, we are at very early stages, but it is our intention that any integrated company would largely be managed by individuals presently with Tully’s and TCJ.

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Q & A regarding Possible Integration of

Tully’s Coffee Corporation (“Tully’s”) and Tully’s Coffee Japan (“TCJ”)

(continued)

Q.	I am a Tully’s employee. What happens to me if there is an integration/combination?

A.      Tully’s talented and motivated employee group is a very important asset for the future success of our business, and we expect this would continue to be a priority if any integration of the businesses were to occur.

Q.	Will this integration or combination permit an IPO or other liquidity event for shareholders?

A.      It is far too early to speculate about events after any possible integration or combination, but the Tully’s board is committed to undertaking a combination only if it makes sense for Tully’s and its shareholders.

Q.	Why has Tully’s decided to announce these discussions at this early stage?

A.      Tully’s general policy is not to comment upon rumors and speculation. However, based upon the level of inquiries and comments received by the company, it appears there may have been some leakage regarding the occurrence of these discussions, and Tully’s believes that public disclosure of the discussions is therefore appropriate.

Q.	When will further information be available about this possible integration of the companies?

A.      Tully’s does not anticipate making further public statements or responding to inquiries regarding this matter until such time as either a definitive agreement is reached or the discussions are terminated.

Q.	Is this combination the only strategic path under consideration by Tully’s?

A.      The Tully’s board of directors is considering this transaction as one possible path for the future, but the company will continue to execute its strategies toward improving overall operating performance while growing the business, and will continue to evaluate alternative strategies for maximizing shareholder value.

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Additional Information and Where to Find It

This release is being filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

It is anticipated that if Tully’s Coffee Corporation (“Tully’s”) and Tully’s Coffee Japan (“TCJ”) do agree to a possible future combination between Tully’s and TCJ, relevant materials would be filed with the Securities and Exchange Commission (the “SEC”), which may include a proxy statement. If Tully’s and TCJ were to undertake such a transaction, shareholders of Tully’s and TCJ would be urged to read the transaction documents (if and when they became available) because they would contain important information about Tully’s, TCJ, and the proposed transaction. Shareholders would be able to obtain documents relating to a possible future combination (and any other documents filed by Tully’s with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by Tully’s may be obtained free of charge by directing such request to: Investor Relations, 3100 Airport Way South, Seattle, WA 98134.

Tully’s, TCJ, and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Tully’s and TCJ in favor of a possible future combination. Information about the executive officers and directors of Tully’s and their ownership of Tully’s common stock is set forth in the proxy statement for Tully’s Fiscal 2003 Annual Meeting of Shareholders, which was filed with the SEC on February 19, 2004. Additional information regarding Tully’s, TCJ, and the interests of their respective executive officers and directors in any possible future transaction would be contained in the proxy statement relating to that transaction (if and when it became available).